

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 26, 2016

Andrew Warren
Senior Executive Vice President and
Chief Financial Officer
Discovery Communications, Inc.
One Discovery Place
Silver Spring, MD 20910

> **Re: Discovery Communications, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 18, 2016**
> **File No. 001-34177**

Dear Mr. Warren:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications